EXHIBIT 12

Hawaiian Electric Industries Capital Trust I

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITIES

DISTRIBUTIONS

	Years ended December 31,

(dollars in thousands)	2002	2001	2000	1999	1998

Earnings	$8,619	$8,619	$8,619	$8,619	$8,619

Fixed charges	$—	$—	$—	$—	$—
Preferred securities distributions	8,360	8,360	8,360	8,360	8,360

Total combined fixed charges and preferred securities distributions	$8,360	$8,360	$8,360	$8,360	$8,360

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03	1.03	1.03	1.03